Exhibit 99.11

INFOSYS TECHNOLOGIES LIMITED
Registered Office
Electronics city, Hosur Road, Bangalore – 560 100, India.

PROXY FORM

Regd. Folio No./DP Client ID

I/We                                                           of                                                           in the district of                                                           being a member / members of the Company hereby appoint                                                           of                                                           in the district of                                                           or failing him/her                                                           of                                                           in the district                                                           as my /our proxy to vote for me / us on my /our behalf at the TWENTY THIRD ANNUAL GENERAL MEETING of the Company to be held at 3.00 p.m. on Saturday, June 12, 2004 at the J. N.Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore-560 012 India and at any adjournment(s) thereof.

Signed this	day of	2004.

Rupee one Revenue Stamp

Signature

Notes: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

Please tear here

INFOSYS TECHNOLOGIES LIMITED
Registered Office
ELECTRONICS CITY, HOSUR ROAD, BANGALORE – 560 100, INDIA.

ATTENDANCE SLIP

Twenty Third Annual General Meeting – June 12, 2004

Regd. Folio No.	No. of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the TWENTY THIRD ANNUAL GENERAL MEETING of the Company at J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore-560 012, India, at 3.00 p.m. on Saturday, June 12, 2004.

Member’s / proxy’s name in BLOCK letters	Signature of member / proxy

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.